CACHE, INC.
1440 Broadway
New York, New York 10018

June 4, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ruairi Regan, Esq.

Re:  Cache, Inc. Registration Statement No. 333-187929

Dear Mr. Regan:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Cache, Inc. (the “Registrant”) hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2013 (Commission File Number 333-187929) (the “Registration Statement”), be accelerated so that it will be declared effective at 5:00 p.m., Eastern time, on June 6, 2013, or as soon as practicable thereafter.

Notwithstanding the foregoing, as requested by the Commission in its letter to the Registrant, dated May 6, 2013, the Registrant hereby acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify James Nicoll of Schulte Roth & Zabel LLP, counsel to the Registrant, at (212) 756-2497 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

CACHE, INC.

By:	/s/Margaret J. Feeney
	Name:	Margaret J. Feeney
	Title:	Chief Financial Officer

cc: James Nicoll, Schulte Roth & Zabel LLP